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                                                                    EXHIBIT 2(e)


                    CHARTWELL DIVIDEND AND INCOME FUND, INC.

                      AUTOMATIC DIVIDEND REINVESTMENT PLAN

1. Pursuant to the Automatic Dividend Reinvestment Plan (the "Plan") of Chartwell Dividend and Income Fund, Inc. (the "Fund"), unless a shareholder otherwise elects, all dividend and capital gains distributions will be automatically reinvested in additional shares of Common Stock of the Fund by PNC Bank, National Association as agent for shareholders in administering the Plan (the "Plan Agent").

2. Shareholders who elect not to participate in the Plan will receive all dividends and distributions in cash, paid by check mailed directly to the shareholder of record (or, if the shares are held in street or other nominee name, then to such nominee) by PNC Bank, National Association, as dividend paying agent. Such participants may elect not to participate in the Plan and to receive all distributions of dividends and capital gains in cash by sending written instructions to PNC Bank, National Association, as dividend paying agent, at the following address:

                  PNC Bank, National Association
                  c/o PFPC Inc.
                  400 Bellevue Parkway
                  Wilmington, Delaware 19809
                  Attn: Closed-End Department

3. Participation in the Plan may be terminated or resumed at any time without penalty by written notice if received by the Plan Agent not less than ten days prior to any dividend record date. Otherwise such termination will be effective with respect to any subsequently declared dividend or distribution.

4. Whenever the Fund declares a distribution, including dividends, capital gains distributions and returns of capital (collectively, "dividends") payable either in shares or in cash, non-participants in the Plan will receive cash, and participants in the Plan will receive the equivalent in shares of Common Stock. The shares will be acquired by the Plan Agent for the participant's account, depending upon the circumstances described below, either (i) through receipt of additional unissued but authorized shares of Common Stock from the Fund ("newly issued shares") or (ii) by purchase of outstanding shares of Common Stock on the open market ("open-market purchases") on the New York Stock Exchange (the "NYSE") or elsewhere.

5. If on the payment date for the dividend, the net asset value per share of the Common Stock is equal to or less than the market price per share of the Common Stock plus estimated brokerage commissions (such condition being referred to herein as "market premium"), the Plan Agent will invest the dividend amount in newly issued shares on behalf of the participant. The
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number of newly issued shares of Common Stock to be credited to the participant's account will be determined by dividing the dollar amount of the dividend by the net asset value per share on the date the shares are issued, provided that the maximum discount from the then current market price per share on the date of issuance may not exceed 5%. If on the dividend payment date the net asset value per share is greater than the market value (such condition being referred to herein as "market discount"), the Plan Agent will invest the dividend amount in shares acquired on behalf of the participant in open-market purchases.

6. In the event of a market discount on the dividend payment date, the Plan Agent will have until the last business day before the next date on which the shares trade on the "ex-dividend" basis or in no event more than 30 days after the dividend payment date (the "last purchase date") to invest the dividend amount in shares acquired in open-market purchases. If the Plan Agent is unable to invest the full dividend amount in open-market purchases during the purchase period or if the market discount shifts to a market premium during the purchase period, the Plan Agent will cease making open-market purchases and will invest the uninvested portion of the dividend amount in newly issued shares at the close of business on the last purchase date.

7. The cost of shares and fractional shares acquired for each participant's account in connection with a dividend shall be determined by the average cost per share, including brokerage commission, of the shares acquired by the Plan Agent in connection with that dividend. Shareholders will receive a confirmation, showing the average cost and number of shares acquired as soon as practicable after the Plan Agent has received or purchased shares. The Plan Agent may commingle the cash in a participant's account with similar funds of other participants in the Plan.

8. The Plan Agent maintains all shareholders' accounts in the Plan and furnishes written confirmation of all transactions in the accounts, including information needed by shareholders for tax records. Shares in the account of each Plan participant will be held by the Plan Agent on behalf of the Plan participant, and each shareholder's proxy will include those shares purchased or received pursuant to the Plan. The Plan Agent will forward all proxy solicitation materials to participants and vote proxies for shares held pursuant to the Plan in accordance with the instructions of the participants.

9. In the case of shareholders such as banks, brokers or nominees which hold shares for others who are the beneficial owners, the Plan Agent will administer the Plan on the basis of the number of shares certified from time to time by the record shareholders as representing the total amount registered in the record shareholder's name and held for the account of beneficial owners who are to participate in the Plan.

10. There will be no brokerage charges with respect to shares issued directly by the Fund. However, each participant will pay a pro rata share of brokerage commissions incurred with respect to the Plan Agent's open-market purchases in connection with the reinvestment of dividends.


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